JOINT INSURED AGREEMENT


     This Agreement, as of November 6, 2006, is among all parties named as an insured in a joint insurance bond entered into pursuant to Sec. 17(g) of the Investment Company Act of 1940, as amended.

     The parties hereto agree that in the event recovery is received under the aforesaid bond as a result of a loss sustained by the registered management investment company and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required.

Baron Investment Funds Trust and all series thereof
By:

   /s/ Linda S. Martinson
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Baron Capital Funds Trust and all series thereof
By:

   /s/ Peggy Wong
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Baron Select Funds and all series thereof
By:

   /s/ Ronald Baron
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